Mail Stop 3561

      August 4, 2005


Tom Lynch, President
Siouxland Ethanol, LLC
110 East Elk Street
Jackson, Nebraska  68743

      Re:	Siouxland Ethanol, LLC
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed July 22, 2005
      File No. 333-123473

Dear Mr. Lynch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Estimated Sources of Funds, page 27
1. We note your response to comment 2 in our letter date July 15, 2005. In the table in your previous amendment to this registration statement, you included grants totaling $1,000,000 and a tax increment financing of $3,000,000, thereby estimating your debt financing needs at $43,325,000. However, in your table to this amendment, you do not include the grants or the tax increment financing. Therefore, your term debt financing estimate is $47,325,000. Also, on page 30 of this document, for the purposes of estimating capitalized interest and financing costs, you include the
$1,000,000 in grants and the $3,000,000 in tax increment financing to estimate your debt financing requirements at $43,325,000. Please revise your document to make these figures consistent, or tell us why you estimate your debt financing differently.

Further, we note that in your table on page 27 you list your unit proceeds at $32,200,000 if you sell 3,220 units. However, in your third paragraph on page 30, you list the equity amount at $32,220,000. Please revise or advise.

Escrow Procedures, page 63
2. In the second paragraph of this subsection, you state that you will invest the escrow funds in "short-term certificates of deposit issued by a bank, short-term securities issued by the United States government, money market funds, repurchase agreements or other financial vehicles including those available through the escrow agent." However, on page 2 of you Amended and Restated Escrow Agreement with US Bank National Association, US Bank National Association is authorized to "deposit transfer, hold and invest all funds received under this Agreement, including principal and interest, in a First American Government Obligation Money Market Fund
Class Y." Please revise your disclosure so that it is consistent with you Amended and Restated Escrow Agreement, or explain this apparent inconsistency.

Also, if the escrow funds will be invested in financial vehicles other than US government securities, please consider adding a risk factor that discusses the possibility that the escrow funds could be lost.

Financial Statements
3. Please refer to comment 12 in our letter dated June 9, 2005 and comment 5 in our letter dated July 15, 2005. Interim financial statements must be included in filings, other than annual report filings on Form 10-KSB, as of a date no more than 134 days of the filing or effective date. The interim financial statements consist of a balance sheet as of the end of the most recent fiscal quarter and statements of income and cash flows for the period between the latest fiscal year-end and the interim balance sheet and for the comparable period of the preceding year as set forth in Item 310(b)
of Regulation S-B. Instruction 1 to Item 310(b) provides additional guidance where Item 310 is applicable to a Form 10-QSB. For a filing on Form 10-QSB, if the interim period covers more than one quarter, income statements must be provided for the most recent interim quarter and the comparable quarter of the preceding fiscal year.
A
statement of cash flows for these quarters is not required.
Please
revise your presentation for this registration statement to include statements of income and cash flows for only the interim period between September 30, 2004 and March 31, 2005 and from inception, August 12, 2004 to March 31, 2005.

* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Valerie D. Bandstra, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	Via Fax: (515) 283-0231

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Tom Lynch
Siouxland Ethanol, LLC
August 8, 2005
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